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Exhibit 12.1

SHUFFLE MASTER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in thousands) (unaudited)

		Fiscal Years Ended
	Three Months Ended January 31, 2005
		Pro Forma 2004		October 31,
			2004	2003	2002	2001	2000
Income from continuing operations before income taxes	$9,353	$32,187	$34,642	$27,037	$22,678	$19,173	$15,789
Add:
Interest expense	510	1,879	994	11	4	13	45
Interest component of rent expense(1)	81	245	245	249	222	185	172
Amortization of loan costs related to indebtedness	242	981	526	23	31	30	20
Earnings available for fixed charges	$10,186	$35,292	$36,407	$27,320	$22,935	$19,401	$16,026
Fixed charges:
Interest expense	$510	$1,879	$994	$11	$4	$13	$45
Interest component of rent expense(1)	81	245	245	249	222	185	172
Amortization of loan costs related to indebtedness	242	981	526	23	31	30	20
Total fixed charges	$833	$3,105	$1,765	$283	$257	$228	$237
Ratio of earnings to fixed charges	12x	11x	21x	96x	89x	85x	68x

(1)
Assumes interest component to be one-fourth of rent expense

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SHUFFLE MASTER, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (dollar amounts in thousands) (unaudited)